SECURI 05036405 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unified Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 N. Pennsylvania ST
(No. and Street)

INDpls, IN 46204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Highsmith 317-917-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J D Cloud & Co LLP
(Name – *if individual, state last, first, middle name*)

1100 Mercantile Center, 120 E. 4Th ST, Cincinnati OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2005 THOMSON FINANCIAL

SEC MAIL RECEIVED FEB 23 2005 WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN D. HIGHSMITH, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Distributors, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen D. Highsmith, Jr.
Signature

PRESIDENT & CEO
Title

Carol J. Highsmith
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIFIED DISTRIBUTORS, LLC

(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)

FINANCIAL STATEMENTS

For the year ended December 31, 2004

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

CINCINNATI, OHIO

UNIFIED DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT

Board of Directors
Unified Distributors, LLC.
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of Unified Distributors, LLC. (a wholly-owned subsidiary of Unified Financial Services, Inc) as of December 31, 2004, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unified Distributors, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B and C are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 3, 2005

UNIFIED DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENT OF FINANCIAL CONDITION
At December 31, 2004

	ASSETS	
Current Assets:		
Cash		$ 7,527
Non-Current Assets:		
Goodwill		43,000
Total Assets		$ 50,527
	MEMBER'S EQUITY	
Member's Equity:		
Additional paid-in capital		$ 103,501
Accumulated deficit		(52,974)
Total Member's Equity		$ 50,527

The accompanying notes to the financial statements are an integral part of these statements.

UNIFIED DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENT OF OPERATIONS
For the year ended December 31, 2004

Revenue:	
Interest Income	$ 27
Total Revenue	27
Net Income	$ 27

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENT OF CHANGES TO MEMBER'S EQUITY
For the year ended December 31, 2004

	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE -			
January 1, 2004	$ 59,500	(53,001)	6,499
Capital withdrawal	(7,199)		(7,199)
Capital contributions	51,200		51,200
2004 Net Income	-	27	27
BALANCE -			
December 31, 2004	$103,501	(52,974)	50,527

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 27
NET CASH FLOWS FROM OPERATING ACTIVITIES	27
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital withdraw	(7,199)
Capital contribution	7,500
NET CASH FLOWS FROM INVESTING ACTIVITIES	301
CHANGE IN CASH AND CASH EQUIVALENTS	328
CASH AND CASH EQUIVALENTS	
BEGINNING OF YEAR	7,199
END OF YEAR	$ 7,527
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES	
Contributions of capital related to Financial's acquisition of the Company and assumption of certain liabilities	$ 43,700

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unified Distributors, LLC ("Company"), a Delaware company, is a wholly-owned subsidiary of Unified Financial Services, Inc. ("Financial") and is a registered broker-dealer under the Securities Exchange Act of 1934 as amended and a member of the National Association of Securities Dealers, Inc ("NASD").

Financial completed its purchase of the Company, formerly known as Latinvalley Securities, LLC, in 2004, at which time the previous owner withdrew its capital. Concurrently, Financial contributed capital of $7,500.

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

BASIS OF ACCOUNTING
These financial statements reflect the effect of "push-down" accounting resulting from the transactions described above. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and other Intangible Assets", the assets acquired and liabilities assumed of the Company were adjusted to fair market value, resulting in goodwill of $43,000.

USE OF ESTIMATES
The presentation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
For purposes of the statement of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents.

GOODWILL
In accordance with SFAS No. 142, goodwill is not amortized, but is analyzed for impairment annually. In connection with this analysis, should the carrying amount of the goodwill exceed its fair value, an impairment loss is recognized. Management has determined no impairment exists at December 31, 2004.

INCOME TAXES
The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the member in its return.

Note 2— NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum capital and capital ratios. The Company exceeds the capital and capital ratios required by the regulatory authorities.

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (rule 15c3-1). The Uniform Net Capital Rule requires the Company to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000 at December 31, 2004, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2004, the Company had net capital of $7,376, which was $2,376 in excess of its required net capital of $5,000, and a net capital ratio of 0.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

UNIFIED DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2004

NET CAPITAL	
Total stockholder's equity	$ 50,527
Deductions and/or charges:	
Membership in exchanges	-
Accounts receivable	-
Aged fail-to-deliver	-
Other deductions	(43,000)
Net capital before haircuts on securities positions	7,527
HAIRCUTS ON SECURITIES	
Common stock	-
Money market investments	-
Other	151
	151
NET CAPITAL	$ 7,376
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ -
TOTAL AGGREGATE INDEBTEDNESS	$ -
COMPUTATION OF NET CAPITAL REQUIREMENT	
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $5,000 for 2003)	$ 5,000
Excess net capital	$ 2,376
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$ 7,376
Ratio: Aggregate indebtedness to net capital	0

See Independent Auditors' Report

UNIFIED DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
As of December 31, 2004

This calculation is not required. Unified Distributors, LLC is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2).

UNIFIED DISTRIBUTORS, LLC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
As of December 31, 2004

This calculation is not required. Unified Distributors, LLC is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2).

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Unified Distributors, LLC
Indianapolis, Indiana

In planning and performing our audit of the financial statements and supplemental schedule of Unified Distributors, LLC, (a wholly-owned subsidiary of Unified Financial Services, Inc.) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 3, 2005